SUNCOR ENERGY

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Rather than receiving interim financial statements by mail, shareholders may choose to access these reports at www.suncor.com. Under securities regulations, holders may elect annually to receive interim financial statements by mail by completing and returning this card.

Plutôt que de recevoir les états financiers intérimaires par la poste, les actionnaires peuvent choisir d'avoir accès à ces documents à www.suncor.com. En vertu de la réglementation sur les valeurs mobilières, les porteurs peuvent choisir chaque année de recevoir les états financiers intérimaires par la poste, en remplissant cette carte et en la retournant.

Please place my name on your interim financial statements mailing list. / Veuillez ajouter mon nom à la liste d'envoi de vos états financiers intérimaires.

Name / Nom

Apt. / App. Street Number / Numéro civique Street Name / Rue

City / Ville Prov. / State Postal Code / Code postal / Zip Code

SUNQ 5BNRG